UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

International Rectifier Corporation
(Name of Subject Company)

Vishay Intertechnology, Inc.
IR Acquisition Corp.
(Names of Filing Person — Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

460254105
(Cusip Number of Class of Securities)

Dr. Lior E. Yahalomi
Executive Vice President and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
Telephone: (610) 644-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Daniel A. Neff, Esq.
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$1,750,380,546	$68,790

*	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee is calculated by multiplying the total transaction value by 0.0000393. The transaction value was calculated by adding the sum of (i) 75,875,672 shares of common stock, par value $1.00 (“Common Stock”), of International Rectifier Corporation (the “Company”) reported by the Company to be outstanding as of September 19, 2008, less 1,100 shares of common stock owned by Vishay Intertechnology, Inc., and multiplied by $23.00 per share, (ii)
(a) 284,000 shares that may be subject to issuance pursuant to the exercise of stock options or the settlement of restricted stock units reported by the Company to be outstanding as of
June 30, 2008, multiplied by (b) the amount equal to $23.00 per share minus $11.69 (the weighted average exercise price of such outstanding options), and (iii) (a) 845,000 shares that may be subject to issuance pursuant to the exercise of stock options or settlement of restricted stock units reported by the Company to be outstanding as of June 30, 2008, multiplied by
(b) the amount equal to $23.00 per share minus $20.57 (the weighted average exercise price of such outstanding options).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $68,790	Filing Party: Vishay Intertechnology, Inc./IR Acquisition Corp.
	Form or Registration No.: Schedule TO	Date Filed: September 29, 2008

¨ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
¨	issuer tender offer subject to Rule 13e-4.
¨	going-private transaction subject to Rule 13e-3.
¨	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ¨

     This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2008, as amended by Amendment No. 1 filed on October 2, 2008, Amendment No. 2 filed on October 6, 2008, Amendment No. 3 filed on October 7, 2008, Amendment No. 4 filed on October 8, 2008 and Amendment No. 5 filed on October 10, 2008 (as amended and supplemented, the “Schedule TO”) by Vishay Intertechnology, Inc., a Delaware corporation (“Vishay”) and IR Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vishay. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of International Rectifier Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of December 15, 1998, as amended, between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), for a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2008 and in the related letter of transmittal.

Item 1 Through Item 11

     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

     On October 13, 2008, Vishay and Purchaser terminated the offer and issued a press release in connection therewith. The full text of the press release is attached hereto as Exhibit (a)(1)(U) and incorporated herein by reference.

    The offer had been scheduled to expire at 12:00 midnight, New York City time, on October 27, 2008. No shares were purchased by Purchaser pursuant to the offer, and all shares tendered to Purchaser will be promptly returned.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated September 29, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.
(a)(1)(G)	Summary Advertisement, published September 29, 2008.
(a)(1)(H)	Press Release issued by Vishay Intertechnology, Inc. on September 29, 2008.
(a)(1)(I)	Presentation regarding Proposed Acquisition of International Rectifier Corporation, dated September 2008
(previously filed under cover of Schedule TO-C on September 24, 2008).
(a)(1)(J)	Press Release issued by Vishay Intertechnology, Inc. on September 16, 2008 (previously filed under cover of
Schedule TO-C on September 16, 2008).
(a)(1)(K)	Press Release issued by Vishay Intertechnology, Inc. on September 15, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 15, 2008).
(a)(1)(L)	Press Release issued by Vishay Intertechnology, Inc. on September 10, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 10, 2008).
(a)(1)(M)	Letter to Employees of Vishay Intertechnology, Inc., dated September 10, 2008 (previously filed as Exhibit 99.2 under cover of Form 8-K on September 10, 2008).
(a)(1)(N)	Letter to Stockholders of International Rectifier Corporation, dated September 29, 2008 (previously filed under cover of Schedule 14A on September 29, 2008).

(a)(1)(O)	Press Release issued by Vishay Intertechnology, Inc. on October 2, 2008 (previously filed under cover of Schedule
14A on October 2, 2008)
(a)(1)(P)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(Q)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(R)	Press Release issued by Vishay Intertechnology, Inc. on October 7, 2008 (previously filed under cover of Schedule
14A on October 7, 2008).
(a)(1)(S)	Press Release issued by Vishay Intertechnology, Inc. on October 8, 2008 (previously filed under cover of Schedule
14A on October 8, 2008).
(a)(1)(T)	Remarks of William M. Clancy at Annual Shareholders Meeting of International Rectifier Corporation, delivered on
October 10, 2008 (previously filed under cover of Schedule 14A on October 10, 2008).
(a)(1)(U)	Press Release issued by Vishay Intertechnology, Inc. on October 13, 2008.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008

VISHAY INTERTECHNOLOGY, INC.

By:	/s/ Lior E. Yahalomi
Name: Dr. Lior E. Yahalomi
Title: Executive Vice President and Chief Financial Officer

IR ACQUISITION CORP.

By:	/s/ Lior E. Yahalomi
Name: Dr. Lior E. Yahalomi
Title: Chairman and President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated September 29, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.
(a)(1)(G)	Summary Advertisement, published September 29, 2008.
(a)(1)(H)	Press Release issued by Vishay Intertechnology, Inc. on September 29, 2008.
(a)(1)(I)	Presentation regarding Proposed Acquisition of International Rectifier Corporation, dated September 2008
(previously filed under cover of Schedule TO-C on September 24, 2008).
(a)(1)(J)	Press Release issued by Vishay Intertechnology, Inc. on September 16, 2008 (previously filed under cover of
Schedule TO-C on September 16, 2008).
(a)(1)(K)	Press Release issued by Vishay Intertechnology, Inc. on September 15, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 15, 2008).
(a)(1)(L)	Press Release issued by Vishay Intertechnology, Inc. on September 10, 2008 (previously filed as Exhibit 99.1 under cover of Form 8-K on September 10, 2008).
(a)(1)(M)	Letter to Employees of Vishay Intertechnology, Inc., dated September 10, 2008 (previously filed as Exhibit 99.2 under cover of Form 8-K on September 10, 2008).
(a)(1)(N)	Letter to Stockholders of International Rectifier Corporation, dated September 29, 2008 (previously filed under cover of Schedule 14A on September 29, 2008).
(a)(1)(O)	Press Release issued by Vishay Intertechnology, Inc. on October 2, 2008 (previously filed under cover of Schedule
14A on October 2, 2008)
(a)(1)(P)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(Q)	Press Release issued by Vishay Intertechnology, Inc. on October 6, 2008 (previously filed under cover of Schedule
14A on October 6, 2008).
(a)(1)(R)	Press Release issued by Vishay Intertechnology, Inc. on October 7, 2008 (previously filed under cover of Schedule
14A on October 7, 2008).
(a)(1)(S)	Press Release issued by Vishay Intertechnology, Inc. on October 8, 2008 (previously filed under cover of Schedule
14a on October 8, 2008).
(a)(1)(T)	Remarks of William M. Clancy at Annual Shareholders Meeting of International Rectifier Corporation, delivered on
October 10, 2008 (previously filed under cover of Schedule 14A on October 10, 2008).
(a)(1)(U)	Press Release issued by Vishay Intertechnology, Inc. on October 13, 2008.
(b)	None.

(d)	None.
(g)	None.
(h)	None.

Exhibit (a)(1)(U)

The following is a press release issued by Vishay Intertechnology, Inc. on October 13, 2008.

VISHAY TERMINATES OFFER TO ACQUIRE INTERNATIONAL RECTIFIER

Malvern, PA – October 13, 2008 – Vishay Intertechnology, Inc. (NYSE: VSH) today announced that it has terminated its offer to acquire all of the outstanding shares of International Rectifier Corporation (NYSE: IRF) common stock for $23.00 per share in cash and will be returning tendered shares to their holders.

Vishay issued the following statement:

“We thank the significant number of International Rectifier stockholders who supported our three nominees at International Rectifier’s 2007 Annual Meeting and we share your disappointment with the outcome. As we have consistently said, we can not pursue our proposal in the face of opposition from a board of directors that has refused to engage in any discussion with us regarding our offer. We regret that International Rectifier stockholders will not be able to participate in what would have been a compelling opportunity to create significant value for them.”

About Vishay Intertechnology, Inc.

Vishay Intertechnology, Inc., a Fortune 1,000 Company listed on the NYSE (VSH), is one of the world's largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics and selected ICs) and passive electronic components (resistors, capacitors, inductors, sensors, and transducers). These components are used in virtually all types of electronic devices and equipment, in the industrial, computing, automotive, consumer, telecommunications, military, aerospace, and medical markets. Its product innovations, successful acquisition strategy, and ability to provide "one-stop shop" service have made Vishay a global industry leader. Vishay can be found on the Internet at http://www.vishay.com.

Forward Looking Statements

Some statements set forth in this communication contain forward-looking statements including statements which are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Stockholders should be aware that these forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements are described in Vishay’s SEC filings (including Vishay’s Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarters ended March 29, 2008 and June 28, 2008). All forward-looking statements in this news release are qualified by these cautionary statements and are made only as of the date of this news release. Vishay undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

The information in this news release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of International Rectifier. The description of the terminated tender offer contained in this news release is not intended to be a full or detailed description of the terms or conditions of the tender offer. The disclosure documents, and any other documents relating to the terminated tender offer that are filed with the SEC, may be obtained at no charge at the SEC’s website at www.sec.gov.

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